File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2005 FEB 15 A 9:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 February 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


05005822

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED

FEB 17 2005

THOMSON FINANCIAL

			Document released to:					
nt Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Sharesave Options - M J Bettington	SE Announcement	05-Jan-2005	✓				✓	Filed with SEC on 5 January 2005
e to Regulatory Review	SE Announcement	20-Jan-2005	✓				✓	Filed with SEC on 20 January 2005
HF (Nominees) - 15,517 shares	Co House Forms	06-Jan-2005		✓				
/arious - 2,935 shares	Co House Forms	24-Jan-2005		✓				
HF /Nominees/ Limited - 6,694 shares	Co House Forms	25-Jan-2005		✓				
esignation of J K Banyard as Director	Co House Forms	30-Dec-2004		✓				
esignation of T D G Arculus as Chairman	Co House Forms	31-Dec-2004		✓				
hange of Address of R M Walker	Co House Forms	21-Dec-2004		✓				
Pricing Supplement relating to issue - Severn Trent Plc	UKLA	04-Jan-2005	✓					
Pricing Supplement relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	20-Jan-2005	✓					

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File number 082-02819

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,694		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Companies house receipt date barcode

This form has been provided free of charge by Companies House

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name F H F /Nominees/ Limited A/C CSOS Part ID 846 Address 28 Park Square West, Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 6,694
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 6,694

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 25.1. 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	10	1	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	926	314	460
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached schedule Address: UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total Cont	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 24. 1. 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/ExC/LS/784 Tel: 01903 833864

DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	1	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	130	1023	82
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	592p	568p	831p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2,935
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 2,935

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 24.1.2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/LS/784 Tel: 01903 833864
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File number 082-02819

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,247	3,270	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£7.38	£6.88	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

This form has been provided free of

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name F H F /Nominees/ Limited A/C CSOS Part ID 846 Address 28 Park Square West, Leeds UK Postcode LS1 2PQ	Ordinary	15,517
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	15,517

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed __________ **Date** 6 January 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

File number 082-02819

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

	Day	Month	Year
Date of termination of appointment	30	12	2004

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title Mr. * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) John Keith

Surname Banyard

	Day	Month	Year
† Date of Birth	31	12	1944

A serving director, secretary etc must sign the form below.

Signed **Date**

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

	Day	Month	Year
Date of termination of appointment	3 1	1 2	2 0 0 4

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr. * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Thomas David Guy

Surname: Arculus

	Day	Month	Year
† Date of Birth	0 2	0 6	1 9 4 6

A serving director, secretary etc must sign the form below.

Signed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

File number 082-02819

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 21 Month 12 Year 2004

Name * Style / Title: Mr. * Honours etc:

Forename(s): Robert Malcolm

Surname: Walker

† Date of Birth: Day 03 Month 02 Year 1945

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Stockley House, 130 Wilton Road

Post town: London

County / Region:

Postcode: SW1V 1LQ

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Country:

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed **Date**

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

4 January 2005

Severn Trent Plc
Issue of JPY 1,000,000,000 Floating Rate Notes due 2010
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 8 October 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	Issuer:		Severn Trent Plc
2.	(i)	Series Number:	63
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies		JPY
4.	Aggregate Nominal Amount:		
	(i)	Series:	JPY 1,000,000,000
	(ii)	Tranche:	JPY 1,000,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	JPY 1,000,000,000
6.	Specified Denominations:		JPY 100,000,000
7.	(i)	Issue Date and Interest Commencement Date:	6 January 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		Interest Payment Date falling in January 2010
9.	Interest Basis:		3 month JPY LIBOR + 0.2 per cent. Floating Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Notes:	Senior
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions:**		Not Applicable
17.	**Floating Rate Note Provisions:**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	6 January, 6 April, 6 July and 6 October in each year, commencing on 6 April 2005 and up to and including 6 January 2010, subject in each case to adjustment in accordance with the Business Date Convention specified below
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s)	Not Applicable
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	
		- Reference Rate:	3 month JPY LIBOR
		- Interest Determination Date(s):	Two London Business Days prior to the start of each Interest Period
		- Relevant Screen Page:	Telerate Page 3750
	(vii)	ISDA Determination:	
		- Floating Rate Option:	Not Applicable
		- Designated Maturity:	Not Applicable
		- Reset Date:	Not Applicable
	(viii)	Margin(s):	+ 0.2 per cent. per annum

(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	Not Applicable

18. **Zero Coupon Note Provisions:** Not Applicable

19. **Index Linked Interest Note Provisions:** Not Applicable

20. **Dual Currency Interest Note Provisions:** Not Applicable

PROVISIONS RELATING TO REDEMPTION

21. Issuer Call: Not Applicable

22. Investor Put: Not Applicable

23. Final Redemption Amount: Nominal amount

24. Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)): Not Applicable

25. Put Event: Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26. Form of Notes: Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event

27. Additional Financial Centre(s) or other special provisions relating to Payment: Not Applicable

Dates:

28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s)	Not Applicable
	(ii) Instalment Date(s)	Not Applicable
31.	Redenomination applicable:	Redenomination not applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	National Australia Bank Limited
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0209210136
Common Code:	020921013

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:...



Duly authorised

20 January 2005

Severn Trent Water Utilities Finance Plc

Issue of JPY 10,000,000,000 2.75 per cent. Notes due 20 January 2035
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 8 October 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	64
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:		
	(i)	Series:	JPY 10,000,000,000
	(ii)	Tranche:	JPY 10,000,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net Proceeds:	JPY 10,000,000,000
6.	Specified Denominations:		JPY 1,000,000,000. The Notes may not be subdivided or reissued in a smaller denomination.
7.	Issue Date and Interest Commencement Date:		20 January 2005
8.	Maturity Date:		20 January 2035, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention, for which Business Days are London and Tokyo.
9.	Interest Basis:		2.75 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	None
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	2.75 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	20 January and 20 July in each year, from and including 20 July 2005 to and including 20 January 2035, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention, for which Business Days are London and Tokyo
	(iii) Fixed Coupon Amount(s):	JPY 13,750,000 per JPY 1,000,000,000 in nominal amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360 unadjusted bond
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Interest Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Applicable
	(i) Optional Redemption Date(s):	The Interest Payment Dates falling in January 2015 and 2025
	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	Nominal Amount
	(iii) If redeemable in part:	Not Applicable
	(a) Minimum Redemption Amount:	
	(b) Higher Redemption Amount:	
	(iv) Notice Period (if other than as set out in the Terms and Conditions):	In the case of the notice to the Noteholders, no later than 3:00 p.m. (London time) on or before the day that is 15 business days prior to the relevant Optional Redemption Date.
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if different from that set out in Condition 6(f)):	As per Condition 6(f)
25.	Put Event:	Applicable.
	(i) Event Put Amount:	Nominal Amount together with interest accrued up to (but excluding) the Put Date.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	For the avoidance of doubt the Financial Centres are London and Tokyo

28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	Citigroup Global Markets Limited
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

	ISIN:	XS0209710960

Common Code:	020971096
Private Placement Number:	[G8056# AA 3]

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: 
Duly authorised

Signed on behalf of the Guarantor:

By: 
Duly authorised